EXHIBIT 99.1

GOLD STANDARD VENTURES RESUMES DRILLING PROGRAM ON RAILROAD PROJECT, CARLIN GOLD TREND, NEVADA.

August 13, 2013 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT: GSV) (“Gold Standard” or the “Company”) www.goldstandardv.com reported today the restart of the Railroad Project drilling program.  A budget of $3 million has been approved by the Gold Standard Board of Directors to drill approximately 9,000 meters in about 16 RC and, or core holes to test several of the most promising targets on the Railroad project.

This program will initially focus on extension of the high grade gold mineralization encountered in the lower breccia within hole RR13-08 (73.5m of 3.67 gAu/T) in the North Bullion deposit.  This lower breccia, which is comprised dominantly of collapse breccia, is the preferred depositional environment for gold and the intercept in 13-08 is essentially open in all directions.  Gold mineralization in the collapse breccias tends to be more laterally extensive and uniformly distributed.  Previous holes drilled into this breccia encountered equally thick, 50 to 100m intervals of consistent 0.5 to 2.0 gAu/T mineralization.  Hole RR13-11 is in progress to provide a test of this prospective high grade zone to the west of the RR13-08 intercept.  Based on the results of both RR13-08 and RR13-11, an offset hole to the north will immediately follow.

Major emphasis is also being placed upon drill testing target opportunities south of the North Bullion deposit along the Bullion Fault Corridor (“BFC”). Surface geochemical work conducted over the past several weeks, while drilling was suspended, has served to further define a number of promising drill targets. The southern portion of the BFC target area and the other nearby target opportunities were previously inaccessible for drill testing because of permitting constraints.  An exploration Plan of Operations (POO) was finalized and approved by the Bureau of Land Management (BLM) in December, 2012; this plan provides full access to all the targets in the northern third of the property.

The BFC is the same structural zone that controls the North Bullion deposit.  Targets along the Corridor are developed from surface mapping, geochemical sampling, CSAMT and gravity data. CSAMT data indicate the presence of both a northward and southward continuation of target opportunities.  The North Bullion deposit was essentially a blind discovery with no surface indication. The deposit is now effectively characterized by CSAMT data. The data show intermediate resistivity representing a wedge of mixed clastic and carbonate material between the in-place, rooted Paleozoic carbonate and clastic rocks and the flanking, down-dropped volcanic rocks to the east.  This is a signature which is now being pursued. The CSAMT data modeled from the North Bullion deposit indicate the presence of similar wedges along a strike-length of about 6 kilometers to the south.  No previous drilling has tested these target zones.  Prospective drill sites are currently being designed based on a comprehensive integration and evaluation of all the data.
Four additional important targets to be tested in this 2013 program are:

1). The Railroad Fault zone:  a WNW striking corridor of structure, mineralization, and dikes analogous to the gold-mineralized Rain Fault in the Rain mining district about 5 miles to the north. Vertical RC hole RRF13-1 is currently in progress.

 2). The copper-gold target indicated by several shallow, historic holes that encountered 40 to 120+ meter thick intervals of 0.25 to 1.0% copper with gold and/or silver mineralization.  Some of these holes bottomed in copper and gold mineralization.  Vertical core hole RRB13-1 is in progress on this target.

3).  Central Bullion:  target offset of hole RRB12-3 that intersected two thick zones of mineralization  of 76.2m of 0.25% Cu with 44.6 gAg/T (1.3 ozAu/st), and 57m of 0.78% Cu with 58.3 g Ag/T (1.7ozAg/st).  This hole is sited and pending.

4). A target referred at this time as  Steve’s Camp in the Central Bullion area is a large surface area of strongly anomalous base and precious metal gossan.   This hole is sited and pending.

Dave Mathewson, Gold Standard`s Vice President of Exploration, states that “our exploration effort is highly focused on discovery of gold as the presence of Carlin-type gold deposit potential is clearly established in the Railroad district.  However, it is also apparent that we are also dealing with a very large and robust polymetallic porphyry copper-type metal system.  In particular, copper and silver and gold have been encountered in thick intercepts typical of grades encountered in producing porphyry copper-type mines.  The silver is of particular interest from the aspect that we have encountered up to very high grade intervals (i.e. 5ft of 60 ozAg/st and 2ft of 240 ozAg in RR11-13), and locally very thick intervals of the metal in a number of drill holes within several targets, notably the Bullion Fault structural corridor, Railroad Fault corridor, and of course in the historically mined Central Bullion area.  We believe that discovery of significant bulk-mineable copper with a strong precious metals credit can significantly enhance shareholder value.  Some of our exploration effort will build on this opportunity.”

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES CORP. - Gold Standard Ventures is focused on the acquisition and exploration of gold projects in North Central Nevada. Gold Standard currently holds a portfolio of projects totaling approximately 40,000 acres of prospective ground within North Central Nevada and the Walker Lane of which 16,748 acres comprise the flagship Railroad Gold Project on the productive Carlin Gold Trend.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions.  Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about the intended use of proceeds from the Offering are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: operational risks associated with mineral exploration; fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances